UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telik, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87959M109

(CUSIP Number)

RTP Venture Fund, LLC

C/O Edgewood Management, 535 Madison Ave, 15th Floor

New York, NY 10022

Tel: (212) 652-9100

With a copy to:

Jeremy Glaser

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

3570 Carmel Mountain Road, Suite 300

San Diego, CA 92130

(858) 314-1515

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RTP Venture Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,461,249[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,461,249[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,461,249[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 17.7%[3]
14	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13D (“Schedule 13D”) is filed by RTP Venture Fund, LLC. (“RTP”), Joan L. Tweedy 2011 Revocable Trust (the “Tweedy Trust”) and Philip O. Livingston (“Livingston”). RTP, Tweedy Trust and Livingston are herein collectively referred to as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Livingston serves as a manager of RTP and holds voting and dispositive power over the shares held by RTP. Livingston disclaims beneficial ownership as to the securities held by RTP, except to the extent of his pecuniary interest therein.
(3)	The calculation is based on 13,932,937 shares of Common Stock of the Issuer as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014.

2.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joan L Tweedy 2011 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,874[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,874[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 101,874[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%[3]
14	TYPE OF REPORTING PERSON OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Livingston serves as trustee of the Tweedy Trust and holds voting and dispositive power over the shares held by the Tweedy Trust. Livingston disclaims beneficial ownership as to the securities held by the Tweedy Trust, except to the extent of his pecuniary interest therein.
(3)	The calculation is based on 13,932,937 shares of Common Stock of the Issuer as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2014.

3.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip O. Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,557,551[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,557,551[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,557,551[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.3%[3]
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of an aggregate of (i) 2,461,249 shares of Common Stock held by RTP, (ii) 881,181 shares of Common Stock held by Livingston, (iii) 101,874 shares of Common Stock held by the Tweedy Trust and (iv) 113,247 shares subject to options exercisable within sixty (60) days from of the date of this Schedule 13D held by Livingston. Livingston serves as a manager of RTP and trustee of the Tweedy Trust and holds voting and dispositive power over the shares held by RTP and the Tweedy Trust. Livingston disclaims beneficial ownership as to the securities held by RTP and the Tweedy Trust, except to the extent of his pecuniary interest therein.
(3)	The calculation is based on 13,932,937 shares of Common Stock of the Issuer as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2014 plus 113,247 shares subject to options exercisable within sixty (60) days of the date of this Schedule 13D held by Livingston.

4.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Telik, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11588 Sorrento Valley Road, Suite 20, San Diego, California, 92121.

Item 2. Identity and Background

(a)	The persons and entities filing this statement are RTP Venture Fun, LLC. (“RTP”), Joan L. Tweedy 2011 Revocable Trust (the “Tweedy Trust”) and Philip O. Livingston (“Livingston”). RTP, Tweedy Trust and Livingston are herein collectively referred to as the “Reporting Persons”.

(b)(i)	The address of the principal place of business for RTP is C/O Edgewood Management, 535 Madison Ave, 15th Floor, New York, NY 10022.

(b)(ii)	The address of the principal place of business for Tweedy Trust is 11588 Sorrento Valley Road, Suite 20, San Diego, California, 92121.

(b)(iii)	Livingston’s business address is 11588 Sorrento Valley Road, Suite 20, San Diego, California, 92121.

(c)(i)	Livingston is a member of the Board of Directors and Chief Science Officer of Issuer.

(c)(ii)	The principal business of RTP is venture capital investment.

(c)(iii)	Tweedy Trust is a revocable trust.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Livingston is a citizen of the United States of America; RTP is a Connecticut limited liability company and the Tweedy Trust is a revocable trust for a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On May 12, 2014, the Issuer, Telik, Inc., MabVax Therapeutics, Inc., a Delaware Corporation (“MabVax”) and Tacoma Acquisition Corp., a wholly-owned subsidiary of Issuer, entered into an Agreement and Plan of Merger, as amended in Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014 and Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014 (as amended, the “Merger Agreement”) pursuant to which Tacoma Acquisition Corp. (the “Merger Sub”), merged with and into MabVax Therapeutics, Inc. on July 8, 2014 with MabVax surviving as a wholly-owned subsidiary of Telik (the “Merger”).

In the Merger (i) the 1,107,033 outstanding shares of MabVax common stock held by the RTP was converted into 2,461,249 shares of Common Stock, (ii) the 45,821 outstanding shares of MabVax common stock held by the Tweedy Trust was converted into 101,874 shares of Common Stock, (iii) the 396,342 outstanding shares of MabVax common stock held by the Livingston was converted into 881,181 shares of Common Stock and (iv) the 80,000 MabVax stock options exercisable for shares of MabVax common stock held by Livingston was converted into 177,861 stock options of Telik, 113,247 of which are exercisable within sixty (60) days of the date of this Schedule13D, exercisable for shares of the Common Stock (the “Options”), using a common exchange ratio of 2.223284. Livingston disclaims beneficial ownership as to the securities held by RTP and the Tweedy Trust, except to the extent of his pecuniary interest therein.

Of the 177,861 Options, 77,814 of the Options have an exercise price of $0.09, are fully vested and exercisable and have an expiration date of February 1, 2020 and 100,047 of the Options have an exercise price of $0.18, expire on February 28, 2023 and vest according to the following schedule: twenty-five percent (25%) of the shares subject to the option vest and become exercisable on the one year anniversary measured from March 18, 2013, and the remaining shares subject to the option vest and become exercisable in thirty-six (36) successive, equal monthly installments thereafter, subject to Livingston’s continued employment or services with the Issuer on each such vesting date.

5.

Item 4. Purpose of Transaction

The information set for it Items 2 and 3 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the Shares and the Options from the Issuer in the Merger pursuant to the terms and conditions of the Merger Agreement on July 8, 2014 in exchange for shares of MabVax Securities. Pursuant to the Merger Agreement, the Issuer and the other parties thereto agreed to use its reasonable best efforts to cause the appointment of the Livingston to the Board as soon as practicably possible upon the consummation of the Merger.

Consistent with the purpose of the transaction and the positions held by Livingston as a member of the Board and Chief Science Officer of the Company, Livingston has had or may in the future have discussions with fellow members of management, fellow members of the Board and others and may take actions or make suggestions and give advice to the Issuer regarding measures and changes. Such actions, discussions and advice may concern Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that Livingston deems relevant to his positions with the Issuer.

Other than as described in this statement on Schedule 13D, RTP and the Tweedy Trust do not have any present positions, plans or proposals that relate to or would result in any of the actions described in subparagraphs (1) through (j) of Item 4 of Schedule 13D; provided, that RTP and the Tweedy Trust may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such positions, plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own or have a right to purchase an aggregate of 3,557,551 share of Common Stock of the Issuer, representing approximately 25.3% of the of the Issuer’s issued and outstanding shares of Common Stock calculated based on 13,932,937 shares of the Common Stock outstanding as of July 15, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014 plus 113,247 shares subject to options exercisable within sixty (60) days of the date of this Schedule 13D held by Livingston. The 3,557,551 shares of Common Stock is the aggregate of (i) 2,461,249 shares of Common Stock held by RTP, (ii) 101,874 shares of Common Stock held by the Tweedy Trust and (iii) 881,181 shares of Common Stock and 113,247 shares subject to options exercisable within 60 days of the date of this Schedule 13D held by Livingston and represent 17.7%, 0.7% and 7.1% of the Issuer’s issued and outstanding shares of Common Stock, respectively.

Reporting Persons	Beneficial Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Class
RTP Venture Fund, LLC	2,461,249	—	2,461,249	—	2,461,249	17.7%

Joan L. Tweedy 2011 Revocable Trust	101,874	—	101,874	—	101,874	0.7%

Philip O. Livingston	3,557,551	3,557,551	—	3,557,551	—	25.3%

(b)	Livingston serves as a manager of RTP and trustee of the Tweedy Trust and holds voting and dispositive power with respect to the 3,557,551 shares of Common Stock held by himself, RTP and the Tweedy Trust, including 113,247 shares of Common Stock subject to options exercisable by Livingston within 60 days of the date of this Schedule 13D. RTP shares voting and dispositive power with respect to the 2,461,249 shares of Common Stock held by RTP. The Tweedy Trust shares voting and dispositive power with respect to the 101,874 shares of Common Stock held by the Tweedy Trust.

(c)	Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d)	The Reporting Persons have the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by such Reporting Persons. Livingston disclaims beneficial ownership as to the securities held by RTP and the Tweedy Trust, except to the extent of his pecuniary interest therein.

(e)	Not applicable.

6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 12, 2014, the Reporting Persons each entered into Lock-Up Agreement with MabVax pursuant to which each such Reporting Persons is obligated, subject to certain conditions, to refrain from selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase, making any short sale or otherwise disposing of or agree to dispose of, directly or indirectly, any shares of Issuer Common Stock until after July 8, 2015.

Item 7. Material to Be Filed as Exhibits

10.1	Agreement and Plan of Merger, dated May 12, 2014, between Telik, Inc. Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on May 12, 2014).

10.2	Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 1, 2014).

10.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 9, 2014).

10.4	Lock-up Agreement relating to certain Common Stock shares issued pursuant to the Agreement and Plan of Merger.

10.5	Agreement regarding filing of joint Schedule 13D.

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2014

RTP VENTURE FUND, LLC

By:	/s/ Philip O. Livingston
Philip O. Livingston
Manager

JOAN L. TWEEDY 2011 REVOCABLE TRUST

By:	/s/ Philip O. Livingston
Philip O. Livingston
Trustee

PHILIP O. LIVINGSTON, an individual

By:	/s/ Philip O. Livingston
Philip O. Livingston

8.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Agreement and Plan of Merger, dated May 12, 2014, between Telik, Inc. Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on May 12, 2014).

10.2	Amendment No. 1 to the Agreement and Plan of Merger, dated June 3, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 1, 2014).

10.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among Telik Inc., Tacoma Acquisition Corp. and MabVax Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Telik’s Current Report on Form 8-K filed with the SEC on July 9, 2014).

10.4	Lock-up Agreement relating to certain Common Stock shares issued pursuant to the Agreement and Plan of Merger.

10.5	Agreement regarding filing of joint Schedule 13D.

9.